Exhibit 99.1

Ferguson plc

Results for the half year ended January 31, 2021

March 16, 2021

US$ millions	H1 2021	H1 2020 (restated)[1]	Change
Statutory financial results
Revenue	10,309	9,893	+4.2%
Profit before tax	739	628	+17.7%
Basic earnings per share	271.1c	202.7c	+33.7%
Interim dividend per share	72.9c	—
Alternative performance measures[2]
Gross margin	30.0%	30.2%	(0.2%)
Trading profit	875	781	+12.0%
Less impact of IFRS16	(38)	(35)

Underlying trading profit	837	746	+12.2%
Headline earnings per share	269.3c	235.1c	+14.5%
Adjusted EBITDA[3]	918	828	+10.9%
Net debt : Adjusted EBITDA[4]	0.6x	1.1x

Highlights

—	Strong operational delivery in the first half:

○	Revenue 4.2% ahead of last year, despite one fewer trading day.

○	Gross margin down 0.2% driven by business and channel mix.

○	Excellent cost control ensured good underlying trading profit delivery up 12.2%, or $91 million.

○	Good operating cash generation and very strong balance sheet with 1.0x pro-forma leverage[5].

—	Invested $224 million primarily in four acquisitions in the first half.

—	UK disposal completed in the period. Special dividend of 180 cents per share (approximately $400 million) will be paid in May 2021.

—	Interim dividend increased to 72.9c per share, will be paid in May 2021.

—	New $400 million share buy back announced today.

—	Additional US listing delivered and trading commenced on the New York Stock Exchange on March 8, 2021.

1)

The Group disposed of its UK operations on January 29, 2021. Pursuant to IFRS requirements, the UK results have been reclassified to discontinued operations and the prior year comparative results have been restated.

2)

The Group uses Alternative Performance Measures (“APMs”), which are not defined or specified under IFRS, to provide additional helpful information. These measures are not considered to be a substitute for IFRS measures and are consistent with how business performance is planned, reported and assessed internally by management and the Board. For further information on APMs, including a description of our policy, purpose, definitions and reconciliations to equivalent IFRS statutory measures see note 2.

3)	Continuing operations only, excludes the impact of IFRS16. Adjusted EBITDA contribution from discontinued operations in the period was $57 million (2020 restated: $48 million)
4)

Net debt excludes lease liabilities and Adjusted EBITDA excludes the impact of IFRS 16. Leverage ratio utilizes a trailing twelve months adjusted EBITDA for both continuing and discontinued operations.

5)	Pro-forma net debt adjusted to include the impact of $400 million special dividend and $400 million share buy back.

Kevin Murphy, Group Chief Executive, commented:

“Ferguson delivered good top-line growth in the first half and despite challenging personal and professional circumstances, our associates continued to deliver for our customers. We continued to carefully manage the cost base to ensure excellent profit growth and solid cash flow generation. We remain confident in our strategy and are optimistic about our prospects in 2021 and beyond.

“Since the start of the third quarter, we have continued to trade well, generating high single digit organic revenue growth. While the outlook for the second half remains very uncertain, we expect to generate above market revenue growth in good residential markets aided by increasing inflation. However, we expect this to be partially offset by increasing supply chain pressures, transportation costs and the reversal of temporary cost reduction actions taken during the initial stages of the lockdown starting in April of last year. We are well positioned to manage through this environment and we will continue to invest in talented associates and digital capabilities to serve our customers and take advantage of market opportunities.”

For further information please contact

Ferguson plc
Bill Brundage, Group Chief Financial Officer	Tel:	+1 757 223 6092
Mark Fearon, Director of Corporate Communications and IR	Mobile:	+44 (0) 7711 875070

Media Enquiries
Mike Ward, Head of Corporate Communications	Mobile:	+44 (0) 7894 417060
Nina Coad, David Litterick (Brunswick)	Tel:	+44 (0) 20 7404 5959
Jonathan Doorley (Brunswick)	Tel:	+1 (917) 459 0419

Investor conference call and webcast

A call with Kevin Murphy, Group Chief Executive and Bill Brundage, Group Chief Financial Officer will commence at 1200 UK time (0800 ET) today. The call will be recorded and available on our website after the event at www.fergusonplc.com.

Dial in number	United Kingdom	+44 (0) 20 3936 2999
	United States	+1 646 664 1960

Ask for the Ferguson call quoting 877426

To register for the webcast please click here.

Analyst resources

Further information on quarterly financial breakdowns can be found on the Company’s website here.

Legal disclaimer

Certain information included in this announcement is forward-looking, including within the meaning of the United States Private Securities Litigation Reform Act of 1995, and involves risks, assumptions and uncertainties that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Forward-looking statements cover all matters which are not historical facts and include, without limitation, projections relating to results of operations and financial conditions and the Company’s plans and objectives for future operations, including, without limitation, discussions of expected future revenues, financing plans, expected expenditures and divestments, risks associated with changes in economic conditions, the strength of the plumbing and heating markets in North America, fluctuations in product prices and changes in foreign currency exchange and interest rates, and potential impacts of the COVID-19 pandemic on our business operations, financial results, financial position and on the global economy.

Forward-looking statements can be identified by the use of forward-looking terminology, including terms such as “believes”, “estimates”, “anticipates”, “expects”, “forecasts”, “intends”, “plans”, “projects”, “goal”, “target”, “aim”, “may”, “will”, “would”, “could” or “should” or, in each case, their negative or other variations or comparable terminology and similar references to future periods. Forward-looking statements are not guarantees of future performance. All forward-looking statements in this announcement are based upon information known to the Company on the date of this announcement. Accordingly, no assurance can be given that any particular expectation will be met, and readers are cautioned not to place undue reliance on forward-looking statements, which speak only at their respective dates. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including, but not limited to, those factors set forth under the heading “Principal risks and uncertainties” in this announcement, as well as those additional factors set forth under the heading “Risk Factors” in our registration statement on Form 20-F filed with the Securities and Exchange Commission.

Additionally, forward-looking statements regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Other than in accordance with our legal or regulatory obligations (including under the UK Listing Rules, the Prospectus Rules, the Disclosure Guidance, the Transparency Rules of the Financial Conduct Authority and applicable law), the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Nothing in this announcement shall exclude any liability under applicable laws that cannot be excluded in accordance with such laws.

Financial results

Ferguson plc delivered a strong trading result in the first half in flat US markets. Operationally, the period was once again impacted by the COVID-19 pandemic and our approach to managing the business has remained focused on three key areas:

1.	Protecting the health and wellbeing of our associates;

2.	Continuing to serve our customers during a critical time of need; and

3.	Protecting and preserving the strength of our businesses for the long-term.

The achievement of these results is attributable to the dedication of our 30,000 associates who continue to demonstrate a remarkable ability to adapt to an unprecedented change in their personal and professional lives while still delivering outstanding service to our customers.

Statutory results

Revenue of $10,309 million (2020 restated: $9,893 million) was 4.2% ahead of last year. Profit from continuing operations for the period increased to $607 million (2020 restated: $458 million) principally due to growth in the business combined with excellent cost control and a lower tax charge due to a one off release of provisions against uncertain tax positions following the closure of tax audits in the US.

Alternative performance measures

Revenue of $10,309 million (2020 restated: $9,893 million) was 4.2% ahead and 3.4% ahead on an organic basis. Inflation in the first half was broadly flat but strengthened through the period. Gross margins of 30.0% (2020 restated: 30.2%) were slightly lower than last year due to business and channel mix.

Underlying trading profit was $837 million (2020 restated: $746 million), 12.2% ahead of last year, outpacing revenue growth and reflecting continued excellent operating cost control.

Operating and financial review

Further details of the financial performance and market conditions in the Group’s segments are set out below.

First half regional analysis

US$ millions	Revenue H1 2021	Revenue H1 2020 (restated)	Change	Trading profit H1 2021	Less impact of IFRS16 H1 2021	Underlying Trading profit H1 2021	Underlying trading profit H1 2020 (restated)	Underlying Change
US	9,704	9,318	+4.1%	860	(37)	823	740	+11.2%
Canada	605	575	+5.2%	37	(1)	36	29	+24.1%
Central costs	—	—		(22)	—	(22)	(23)

Continuing operations	10,309	9,893	+4.2%	875	(38)	837	746	+12.2%

Discontinued operations[1]	1,138	1,073	+6.1%	57	(8)	49	35	+40.0%

Total operations	11,447	10,966	+4.4%	932	(46)	886	781	+13.4%

1)	Includes UK operations and $4 million of property gains in H1 2020.

Quarterly organic revenue growth

	Q1 2020	Q2 2020	Q3 2020	Q4 2020	Q1 2021	Q2 2021	H1 2021
USA	+3.1%	+2.1%	(1.0%)	(2.4%)	+3.3%	+3.4%	+3.3%
Canada	(6.4%)	(6.7%)	(14.9%)	(5.6%)	+3.5%	+7.9%	+5.5%

Continuing operations (restated)	+2.4%	+1.5%	(1.7%)	(2.6%)	+3.3%	+3.6%	+3.4%

USA

The US business grew revenue by 4.1% which comprised 3.3% organic growth and 1.6% from acquisitions offset by 0.8% from one fewer trading day. Price inflation was broadly flat but strengthened through the period.

Residential end markets, which comprise just over half of our US revenue, remained solid in the period generating good growth. New residential housing starts and permits continued to grow well in to the second quarter, as did residential RMI. Commercial markets were more challenging and Civil markets were impacted as a result of construction site job delays. Industrial markets remained soft in part due to a tough environment for manufacturing during the pandemic.

The organic revenue growth in the first half by end market was as follows:

	% of US revenue	H1 2021 market growth	H1 2021 Organic revenue growth
Residential	~56%	High single digit growth	+12%
Commercial	~31%	Mid single digit decline	(4%)
Civil / Infrastructure	~7%	Low single digit decline	Flat
Industrial	~6%	High teens decline	(19%)

		About flat	+3.3%

Residential Trade and Residential Showroom customer groups grew well while Commercial / Mechanical, Fire and Fabrication and Facilities Supply growth continued to be restricted by more challenging non-residential markets. HVAC continued to grow strongly, as did eBusiness which generated exceptional growth from strong residential demand. The Waterworks business was broadly flat while Industrial revenue remained weak.

Gross margins were slightly lower than last year due to business and channel mix. Underlying trading profit was $823 million, $83 million ahead of last year. We grew headcount modestly in the first half in order to support revenue growth and continued our investments in technology; however, overall operating expenses were well controlled benefiting from the restructuring actions announced last year and continued savings during the pandemic in certain cost categories.

Four bolt-on acquisitions were completed in the first half with total annualized revenues of approximately $215 million. As previously announced these included Old Dominion Supply, an HVAC acquisition, and Atlantic Construction Fabrics, part of Waterworks. Additionally, in the second quarter we acquired Amerock, a leading provider of own brand cabinet hardware, and Clarksville Lighting & Appliance, a lighting and appliance showroom in Tennessee.

Canada

In Canada, revenue grew 5.2% including inflation of approximately 2%. Residential markets, particularly in the East, were robust but industrial markets remained challenged throughout the period. Gross margins were lower but operating expenses continued to be well controlled.

Underlying trading profit of $36 million was $7 million ahead of last year, benefiting from restructuring actions and a lower cost base.

We remain focused on leveraging the considerable expertise from our US segment, generating synergies that enhance operations and customer experience across Canada.

Discontinued operations

We completed the disposal of Wolseley UK to Clayton, Dubilier and Rice on January 29, 2021 for consideration of $422 million.

Exceptional charges on discontinued operations were $188 million, principally as a result of exiting Wolseley UK. This is primarily comprised of a $63 million impairment of assets held for sale relating to the sale of the UK business and a further $135 million net loss on recycling of currency translation adjustments (“CTA”), arising from the cumulative revaluation of GBP net assets into USD over many years, which did not impact cash.

The CTA included a $370 million loss from the exit of the UK, offset in part by a $235 million CTA gain from winding down a dormant former UK group financing company.

Finance costs, tax and exceptional items

Net finance costs before exceptional items were $73 million (2020 restated: $68 million) with the increase principally driven by a higher level of average gross debt than last year.

The Group incurred a tax charge of $132 million (2020 restated: $170 million) on profit before tax of $739 million (2020 restated: $628 million). Excluding amortization from acquired intangible assets, exceptional items and other non-recurring items as set out in note 2 to the condensed consolidated interim financial statements, the adjusted tax charge was $200 million (2020 restated: $181 million) on an adjusted profit before tax from continuing operations of $803 million (2020 restated: $712 million) resulting in adjusted effective tax of 24.9% (2020 restated: 25.4%). The adjusted effective tax rate is consistent with technical guidance for the full year.

At an operating profit level, a total exceptional charge of $4 million (2020 restated: $11 million) included costs associated with the US listing partially offset by adjustments to previously accrued business restructuring expenses.

Earnings per share

Total basic earnings per share for continuing operations increased by 33.7% to 271.1 cents (2020 restated: 202.7 cents). Headline earnings per share increased by 14.5% to 269.3 cents (2020 restated: 235.1 cents) mainly due to the increase in trading profit.

Cash flow

The Group continued to generate good cash flows with cash generated from operations of $739 million (2020: $636 million), after a seasonal working capital outflow of $358 million (2020: $381 million). Net interest and tax amounted to $271 million (2020: $242 million).

Following the disposal of Wolseley UK, the UK defined benefit pension scheme was retained within the Ferguson Group and the Company made a contribution of $40 million to maintain a strong overall funding position. Capital investment was $132 million (2020: $164 million) and ordinary dividends paid amounted to $460 million (2020: $327 million) as we suspended payment of the prior year’s interim dividend in April 2020 and included it within the final dividend in December 2020. Acquisitions amounted to $224 million (2020: $141 million) and disposals of businesses generated $405 million (2020: $nil).

Net debt and pensions

The Group’s net debt, which excludes leases, at January 31, 2021 was $1,097 million (January 31, 2020: $1,944 million) and the ratio of net debt to the last twelve months adjusted EBITDA was 0.6x (January 31, 2020: 1.1x). The Group has a strong liquidity position and aims to operate with a net debt to adjusted EBITDA ratio of between 1x and 2x.

The IFRS16 lease liability recognized on the balance sheet as at January 31, 2021 was $1,147 million (January 31, 2020: $1,445 million) which was lower due to the exit of the UK business.

At January 31, 2021 the Group’s net pension position was a deficit of $88 million (January 31, 2020: net asset of $113 million) with the decline due to lower discount rates on the scheme liabilities.

Shareholder returns

Ferguson’s investment priorities are focused on the following areas:

1.	Investing in the business and consistently generating above market organic revenue growth;

2.	Funding a sustainable ordinary dividend through the economic cycle;

3.	Investing in bolt-on acquisitions that meet our investment criteria; and

4.	Returning any surplus capital beyond these needs to shareholders.

We aim to maintain a strong balance sheet with target leverage of 1x to 2x net debt to adjusted EBITDA through the cycle.

Given the uncertainty of COVID-19, our balance sheet has been a source of strength as we have guided the business through the ongoing challenges of the pandemic. Initially we took prompt actions to optimize cash flow, reducing capital expenditure and operating costs, and further improve our liquidity position. This included suspending the $500 million share buy back announced on February 4, 2020, pausing M&A activity, and withdrawing the interim dividend due for payment in April 2020. As markets have recovered we have progressively reinstated our capital priorities in line with the priorities above.

In September 2020, the Board announced its intention to resume paying ordinary dividends. A final dividend of 208.2 cents per share (2020: 145.1 cents per share) amounting to $460 million was paid in December 2020. This included the deferred payment of the prior year’s interim dividend. An interim dividend of 72.9 cents per share (2020: nil cents per share) will be paid on May 11, 2021 to shareholders on the register on March 26, 2021. Based on the deferred payment proportion of the prior year’s interim dividend, this represents implied year-over-year growth of 5%.

In September 2020, the Group announced the recommencement of its M&A program, completing four acquisitions during the first half.

On January 29, 2021 we completed the disposal of Wolseley UK and re-confirmed our commitment to return substantially all of the net proceeds of the disposal to shareholders by way of a special dividend. A special dividend of 180 cents per share, approximately $400 million, will be paid alongside the interim dividend and the timetable will be the same.

Taking into account the Group’s prospects and strong financial position; the Board has announced that it intends to buy back up to $400 million of its shares over the next 12 months.

Board changes

On December 21, 2020, Suzanne Wood and Brian May were appointed to the Board as Non-Executive Directors effective January 1, 2021.

Suzanne Wood, a US citizen, has extensive financial, operational and public company experience. Suzanne is currently the Senior Vice President and Chief Financial Officer (“CFO”) for Vulcan Materials Company, the USA’s largest producer of construction aggregates, a role she has held since September 2018. Prior to this, Suzanne was CFO of Ashtead Group plc, the FTSE 50 equipment rental company, for six years.

Brian May, a UK citizen, is a highly experienced executive with considerable financial, operational and industry expertise having spent 27 years at Bunzl plc, the global distribution and services Group. The business generates approximately 60 per cent of its revenue in North America. Brian was CFO of Bunzl for 14 years before his retirement in late 2019.

Additional US listing

An additional US listing of ordinary shares on the New York Stock Exchange became effective on March 8, 2021.

Ferguson has retained its premium listing on the London Stock Exchange and inclusion in the FTSE 100 index and the Company’s ordinary shares will continue to trade on both exchanges under the ticker symbol: FERG. The Board expects that over time the additional US listing will facilitate increased ownership by domestic US funds. The Executive team is undertaking additional investor engagement in the US in the coming months to enhance understanding and awareness of Ferguson’s business amongst this significant incremental pool of capital.

Accounting changes

We are announcing today that the Group will change to US GAAP reporting from August 1, 2021 in order to aid comparability with other US peers. We will provide reconciliations of IFRS to US GAAP and host an investor session on the topic prior to the end of the fiscal year.

Outlook

Since the start of the third quarter, we have continued to trade well, generating high single digit organic revenue growth. While the outlook for the second half remains very uncertain, we expect to generate above market revenue growth in good residential markets aided by increasing inflation. However, we expect this to be partially offset by increasing supply chain pressures, transportation costs and the reversal of temporary cost reduction actions taken during the initial stages of the lockdown starting in April of last year. We are well positioned to manage through this environment and we will continue to invest in talented associates and digital capabilities to serve our customers and take advantage of market opportunities.

Principal risks and uncertainties

The principal risks and uncertainties which affect the Group are:

New competitors and technology	Wholesale and distribution businesses in other industry sectors have been disrupted by the arrival of new competitors with lower-cost transactional business models or new technologies to aggregate demand away from incumbents. The Board is attuned to both the risks and opportunities presented by these changes and is actively engaged as the Group takes action to respond.

Market conditions	This risk relates to the Group’s exposure to short-term macroeconomic conditions and market cycles in our sector (i.e. periodic market downturns). Some of the factors driving market growth are beyond the Group’s control and are difficult to forecast. The Group continues to closely monitor the impact of COVID-19 and the pace of the vaccine rollout, and take prudent steps to mitigate any potential impacts to the successful operation of our business.

Pressure on margins	The Group’s ability to maintain attractive profit margins can be affected by a range of factors, including some that are beyond the Group’s control. These include levels of demand and competition in our markets, the arrival of new competitors with new business models, the flexibility of the Group’s cost base, changes in the cost and availability of commodities or goods purchased, inflationary pressures, product mix, customer or supplier consolidation or manufacturers shipping directly to customers. There is a risk that the Group may not identify or respond effectively to changes in these factors. If it fails to do so, the amount of profit generated by the Group could be significantly reduced. Additionally, any future change in taxation legislation or the interpretation of tax legislation in the United States, the United Kingdom, Switzerland or Canada could materially affect profit attributable to shareholders.

Information and technology	The Group has a clearly defined global technology strategy and roadmap. Technology systems and data are fundamental to the future growth and success of the Group. Information Technology risks are categorized as strategic and operational. Strategic risks are threats that could prevent execution of the IT strategic plan such as inadequate leadership, poor allocation/management of resources and/or poor execution of the organizational change of management necessary to adopt and apply new business processes. IT risks have remained material and are being closely monitored as we implement the clearly defined global technology strategy and roadmap. Those risks include the potential for schedule delays, cost overruns, functionality deferrals and change management disruptions on operations. Operational risks include business disruption resulting from system failures, fraud or criminal activity. This includes security threats and/or failures in the ability of the organization to operate, recover and restore operations after such disruptions. While cyber security incidents encountered by the Group to date have resulted in minimal impact, this risk continues to persist and evolve, and was amplified by the increase in frequency and intensity of cyberattacks since the emergence of COVID-19 and the related transition to remote work for many of our associates.

Health and safety

The nature of Ferguson’s operations can expose its associates, contractors, customers, suppliers and other individuals to health and safety risks. Certain products that we sell pose health and safety risks.

Health and safety incidents can lead to loss of life or severe injuries. The Group continues to closely monitor the impact of COVID-19 and the pace of the vaccine rollout, and to take prudent steps to mitigate any potential impacts to the health and safety of our associates or to the successful operation of our business.

Regulations	The Group’s operations are affected by various statutes, regulations and standards in the countries and markets in which it operates. The amount of such regulation and the penalties can vary. While the Group is not engaged in a highly regulated industry, it is subject to the laws governing businesses generally, including laws relating to competition, product safety, privacy and protection of user data, labor and employment practices, accounting and tax standards, international trade, fraud, bribery and corruption, land usage, the environment, health and safety, transportation and other matters. As a result of the recent registration of the Group’s shares in the Unites States, we are subject to the reporting requirements of the Securities Exchange Act of 1934 (as amended), the Sarbanes-Oxley Act of 2002, the listing requirements of the New York Stock Exchange, and other applicable securities rules and regulations. Violations of certain laws and regulations may result in significant fines and penalties and damage to the Group’s reputation.

Talent management and retention	As the Group develops new business models and new ways of working, it needs to develop suitable skillsets within the organization. Furthermore, as the Group continues to execute a number of strategic change programs, it is important that existing skillsets and talent are retained and that associates remain engaged through recognition, training and communication. Failure to do so could delay the execution of strategic change programs, result in a loss of “corporate memory” and reduce the Group’s supply of future leaders.

The Group faces many other risks which, although important and subject to regular review, have been assessed as less significant and are not listed here. These include, for example, natural catastrophe and business interruption risks and certain financial risks.

Statement of Directors’ responsibilities

The Directors confirm, to the best of their knowledge, that these condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union and that the interim management report includes a fair review of the information required by DTR 4.2.7R and DTR 4.2.8R, namely:

•

an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

•	material related party transactions in the first six months and any material changes in the related party transactions described in the last Annual Report and Accounts.

A list of current Directors is maintained on the Ferguson plc website: www.fergusonplc.com.

By order of the Board,

Kevin Murphy	Bill Brundage

Group Chief Executive	Group Chief Financial Officer

Notes to statement

1.	About Ferguson

Ferguson plc is a leading value added distributor of plumbing and heating products to professional contractors principally operating in North America. Revenue for the year ended July 31, 2020 was $19.9 billion and underlying trading profit was $1.6 billion. Ferguson’s ordinary shares are listed on the London Stock Exchange (LSE: FERG) and the New York Stock Exchange (NYSE: FERG) and the Company is a member of the FTSE 100 index of listed companies. For more information, please visit www.fergusonplc.com or follow us on Twitter https://twitter.com/Ferguson_plc.

2.	Financial calendar

Q3 Results for the period ending April 30, 2021	June 8, 2021
Full Year Results for year ended July 31, 2021	September 28, 2021

3.	Timetable for the interim dividend and special dividend

The timetable for payment of the interim dividend and special dividend is as follows:

Ex dividend date:	March 25, 2021

Record date:	March 26, 2021

Payment date:	May 11, 2021

The interim dividend and special dividend will be declared in US dollars. Following the additional US listing of Ferguson ordinary shares which was effective on March 8, 2021 the default payment currency for dividends is US dollars. Shareholders who were on the register as at close of business on March 5, 2021 with no alternative currency election in place will have been defaulted to receive dividends in pounds sterling. Shareholders who were not on the register before close of business on March 5, 2021 and who would like to elect to receive dividends in pounds sterling or any shareholders who would like to amend their currency election with respect to the 2021 interim dividend and special dividend, may do so online or by contacting Computershare on +1 866-742-1064 (or if outside the US and Canada on +1 781 575 3023). The last day for election for the proposed interim dividend and special dividend is April 13, 2021 and any requests should be made in good time ahead of that date.

Dividends for holders of Depositary Interests, being participants within CREST, will continue to receive pounds sterling as the default currency. An election for US dollars can be presented and previously recorded evergreen elections for US dollars will, unless revoked, remain valid. Payment in either currency will be payable directly through the CREST system. Where a CREST payment preference has not been registered it will be paid by cheque or credited to a UK bank, as instructed, in pounds sterling only. Partial currency elections are also permitted. The last day for election for the proposed interim dividend and special dividend is April 13, 2021.

Due to SEC registration requirements, Ferguson is unable to offer a DRIP for a 90 day period following the launch of the additional US listing. As a result, a DRIP will not be offered in relation to the interim dividend and special dividend as they will be processed within such time period.

Condensed consolidated income statement (unaudited)

Half year to January 31, 2021

		2021			Restated 2020
	Notes	Before exceptional items $m	Exceptional items (note 4) $m	Total $m	Before exceptional items $m	Exceptional items (note 4) $m	Total $m
Continuing operations
Revenue	3	10,309	—	10,309	9,893	—	9,893
Cost of sales		(7,216)	—	(7,216)	(6,906)	—	(6,906)

Gross profit		3,093	—	3,093	2,987	—	2,987
Operating costs		(2,278)	(4)	(2,282)	(2,257)	(11)	(2,268)

Operating profit	3	815	(4)	811	730	(11)	719
Finance costs	5	(77)	—	(77)	(72)	—	(72)
Finance income	5	4	—	4	4	—	4
Share of profit/(loss) after tax of associates		1	—	1	(1)	—	(1)
Impairment of interests in associates		—	—	—	(22)	—	(22)

Profit before tax		743	(4)	739	639	(11)	628
Tax	6	(130)	(2)	(132)	(172)	2	(170)

Profit from continuing operations		613	(6)	607	467	(9)	458
(Loss)/profit from discontinued operations	7	39	(188)	(149)	16	(7)	9

Profit for the period attributable to shareholders of the Company		652	(194)	458	483	(16)	467

Earnings per share	9
Continuing operations and discontinued operations
Basic earnings per share				204.6c			206.7c
Diluted earnings per share				203.3c			205.5c

Continuing operations only
Basic earnings per share				271.1c			202.7c
Diluted earnings per share				269.4c			201.5c

Alternative performance measures
Underlying trading profit from continuing operations	2, 3	837			746

Adjusted EBITDA from continuing operations	2	918			828

Headline earnings per share	2, 9	269.3c			235.1c

The Group disposed of its shares in Wolseley UK Limited (“UK business”) on January 29, 2021. The UK results have been reclassified to discontinued operations and the prior year comparative results have been restated throughout the condensed consolidated interim financial statements. See note 7 for further details.

Condensed consolidated statement of comprehensive income (unaudited)

Half year to January 31, 2021

	2021 $m	2020 $m
Profit for the period	458	467

Other comprehensive income/(expense):

Items that may be reclassified subsequently to profit or loss:

Exchange gain on translation of international operations[1]	56	74
Exchange loss on translation of borrowings and derivatives designated as hedges of international operations[1]	(26)	(32)

Reclassification of cumulative currency translation differences on disposals[1]	135	—

Items that will not be reclassified subsequently to profit or loss:

Remeasurement of retirement benefit plans[2]	(76)	(52)

Income tax credit on retirement benefit plans[2]	12	9

Other comprehensive income/(expense) for the period	101	(1)

Total comprehensive income for the period	559	466

Total comprehensive income/(expense) attributable to:

Continuing operations	562	422

Discontinued operations	(3)	44

Total comprehensive income for the period attributable to shareholders of the Company	559	466

1.	Impacting the translation reserve.
2.	Impacting retained earnings.

Condensed consolidated statement of changes in equity (unaudited)

	Notes	Share capital $m	Share premium $m	Reserves				Total equity $m
				Translation reserve $m	Treasury shares $m	Own shares $m	Retained earnings $m
Profit for the period		—	—	—	—	—	458	458
Other comprehensive income/(expense)		—	—	165	—	—	(64)	101

Total comprehensive income		—	—	165	—	—	394	559
Reclassification of exchange on translation of international operations		—	—	(14)	—	—	14	—
Issue of own shares by Employee Benefit Trusts		—	—	—	—	30	(30)	—
Credit to equity for share-based payments		—	—	—	—	—	27	27
Tax relating to share-based payments		—	—	—	—	—	1	1
Disposal of Treasury shares		—	—	—	5	—	(3)	2
Dividends paid	8	—	—	—	—	—	(467)	(467)

Net change to equity		—	—	151	5	30	(64)	122

At August 1, 2020		30	9	(563)	(570)	(88)	5,553	4,371

At January 31, 2021		30	9	(412)	(565)	(58)	5,489	4,493

	Notes	Share capital $m	Share premium $m	Reserves				Total equity $m
				Translation reserve $m	Treasury shares $m	Own shares $m	Retained earnings $m
Profit for the period		—	—	—	—	—	467	467
Other comprehensive income/(expense)		—	—	42	—	—	(43)	(1)

Total comprehensive income		—	—	42	—	—	424	466
Purchase of own shares by Employee Benefit Trusts		—	—	—	—	(26)	—	(26)
Issue of own shares by Employee Benefit Trusts		—	—	—	—	39	(39)	—
Credit to equity for share-based payments		—	—	—	—	—	21	21
Tax relating to share-based payments		—	—	—	—	—	(3)	(3)
Purchase of Treasury shares		—	—	—	(191)	—	—	(191)
Disposal of Treasury shares		—	—	—	13	—	(11)	2
Dividends paid	8	—	—	—	—	—	(327)	(327)

Net change to equity		—	—	42	(178)	13	65	(58)
At July 31, 2019		30	9	(598)	(305)	(102)	5,316	4,350
Adjustment on adoption of IFRS 16		—	—	—	—	—	(187)	(187)

At August 1, 2019		30	9	(598)	(305)	(102)	5,129	4,163

At January 31, 2020		30	9	(556)	(483)	(89)	5,194	4,105

Condensed consolidated balance sheet (unaudited)

Half year to January 31, 2021

As at July 31, 2020 $m		Notes	As at January 31, 2021 $m	Restated As at January 31, 2020 $m
	Assets
	Non-current assets
1,721	Intangible assets: goodwill	10	1,801	1,691
521	Intangible assets: other	10	478	451
1,111	Right of use assets	10	932	1,197
1,389	Property, plant and equipment	10	1,292	1,417
4	Interests in associates		5	5
12	Other financial assets		15	51
—	Retirement benefit assets		—	137
216	Deferred tax assets		172	146
377	Trade and other receivables		394	363
28	Derivative financial assets		29	—

5,379			5,118	5,458

	Current assets
2,880	Inventories		3,011	2,970
3,042	Trade and other receivables		2,576	2,968
—	Current tax receivable		46	16
9	Other financial assets		—	9
11	Derivative financial assets		1	22
2,115	Cash and cash equivalents	12	1,723	775

8,057			7,357	6,760

20	Assets held for sale		4	2
13,456	Total assets		12,479	12,220
	Liabilities
	Current liabilities
3,591	Trade and other payables		3,118	3,120
293	Current tax payable		278	240
531	Borrowings	16	221	722
281	Lease liabilities		255	265
53	Provisions		60	82
—	Retirement benefit obligations		7	6

4,749			3,939	4,435

	Non-current liabilities
338	Trade and other payables		303	276
2,635	Borrowings	16	2,629	2,019
1,074	Lease liabilities		892	1,180
26	Deferred tax liabilities		8	6
202	Provisions		134	181
61	Retirement benefit obligations		81	18

4,336			4,047	3,680

9,085	Total liabilities		7,986	8,115

4,371	Net assets		4,493	4,105

	Equity
30	Share capital		30	30
9	Share premium		9	9
4,332	Reserves		4,454	4,066

4,371	Equity attributable to shareholders of the Company		4,493	4,105

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Condensed consolidated cash flow statement (unaudited)

Half year to January 31, 2021

	Notes	2021 $m	2020 $m
Cash flows from operating activities
Cash generated from operations	11	739	636
Net interest paid		(78)	(72)
Tax paid		(193)	(170)

Net cash generated from operating activities		468	394

Cash flows from investing activities
Acquisitions of businesses (net of cash acquired)	13	(224)	(141)
Disposals of businesses (net of cash disposed of)	14	405	—
Purchases of property, plant and equipment		(100)	(145)
Proceeds from sale of property, plant and equipment and assets held for sale		26	8
Purchases of intangible assets		(32)	(19)
Acquisitions of associates and other investments		(4)	(3)

Net cash generated from/(used in) investing activities		71	(300)

Cash flows from financing activities
Purchase of own shares by Employee Benefit Trusts		—	(26)
Purchase of Treasury shares[1]		—	(350)
Proceeds from the sale of Treasury shares		2	2
Proceeds from borrowings and derivatives		4	154
Repayments of borrowings		(281)	—
Lease liability capital payments		(156)	(144)
Dividends paid to shareholders		(460)	(327)

Net cash used in financing activities		(891)	(691)

Net cash used		(352)	(597)
Effects of exchange rate changes		(13)	(1)

Net decrease in cash, cash equivalents and bank overdrafts		(365)	(598)

Cash, cash equivalents and bank overdrafts at the beginning of the period		1,867	1,086

Cash, cash equivalents and bank overdrafts at the end of the period	12	1,502	488

1.	Purchase of Treasury shares in 2020 includes a cash outflow of $159 million which was irrevocably committed to at July 31, 2019 relating to the share buy back programme announced on June 10, 2019.

Notes to the condensed consolidated interim financial statements (unaudited)

Half year to January 31, 2021

1. Basis of preparation

The Company is incorporated in Jersey under the Companies (Jersey) Law 1991 and is headquartered in the UK.

The condensed consolidated interim financial statements for the six months ended January 31, 2021 were approved by the Board of Directors on March 15, 2021. The condensed consolidated interim financial statements have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and International Accounting Standard 34 “Interim Financial Reporting” as adopted by the European Union.

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those set out in the Group’s Annual Report and Accounts for the year ended July 31, 2020.

The Group disposed of its UK business on January 29, 2021. The UK results have been reclassified to discontinued operations and the prior year comparative results have been restated throughout the condensed consolidated interim financial statements. See note 7 for further details. In addition, the condensed consolidated balance sheet as at January 31, 2020 has been restated for the presentation of certain deferred tax assets and liabilities.

The condensed consolidated interim financial statements are unaudited. The financial information for the year ended July 31, 2020 does not constitute the Group’s statutory financial statements. The Group’s statutory financial statements for that year have been filed with the Jersey Registrar of Companies and received an unqualified auditor’s report.

Going concern

The condensed consolidated interim financial statements have been prepared on a going concern basis. While there remains significant uncertainty as to the future of the COVID-19 pandemic, the Group continues to conduct ongoing risk assessments of the potential impact of the pandemic on its business operations and liquidity. The Directors of the Company are confident, on the basis of current financial projections and facilities available and after considering sensitivities and the impact of COVID-19, that the Group has sufficient resources for its operational needs and will remain in compliance with the financial covenants in its borrowing facilities for at least the next 12 months.

Accounting developments and changes

The following amendments to existing standards became effective for the year commencing August 1, 2020 and have not had a material impact on the Group’s consolidated financial statements:

•	Amendments to IAS 1 and IAS 8 - Definition of Material;

•	Amendments to IFRS 3 - Definition of a Business;

•	Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform; and

•	COVID-19-Related Rent Concessions (Amendment to IFRS 16).

2. Alternative performance measures

The Group uses alternative performance measures (“APMs”), which are not defined or specified under IFRS. These APMs, which are not considered to be a substitute for IFRS measures, provide additional helpful information. APMs are consistent with how business performance is planned, reported and assessed internally by management and the Board and provide comparable information across the Group.

Organic revenue growth

Management uses organic revenue growth as it provides a consistent measure of the percentage increase/decrease in revenue year-on-year, excluding the effect of currency exchange rate fluctuations, trading days, acquisitions and disposals. Organic revenue growth is determined as the growth in total reported revenue excluding the growth/decline attributable to currency exchange rate fluctuations, trading days, acquisitions and disposals, divided by the preceding financial year’s revenue at the current year’s exchange rates.

A reconciliation of revenue using the above APM to statutory revenue is provided below:

	Continuing
Revenue	$m	% growth
Restated 2020	9,893
Impact of exchange rate movements	7	0.1

Restated 2020 to 2021 exchange rates	9,900
Organic growth	340	3.4
Trading days	(84)	(0.8)
Acquisitions	153	1.5

Reported 2021	10,309	4.2

Exceptional items

Exceptional items are those which are considered significant by virtue of their nature, size or incidence. These items are presented as exceptional within their relevant income statement category to assist in the understanding of the trading and financial results of the Group as these types of cost/credit do not form part of the underlying business.

Examples of items that are considered by the Directors for designation as exceptional items include, but are not limited to:

•

restructuring costs within a segment which are both material and incurred as part of a significant change in strategy or due to the closure of a large part of a business and are not expected to be repeated on a regular basis;

•	significant costs incurred as part of the integration of an acquired business and which are considered to be material;

•	gains or losses on disposals of businesses are considered to be exceptional in nature as they do not reflect the performance of the trading business;

•	material costs or credits arising as a result of regulatory and litigation matters;

•

gains or losses arising on significant changes to, or closures of, defined benefit pension plans, and the impact of fluctuations in foreign currency exchange rates in relation to pension assets or liabilities held in currencies which are different to that of the functional currency of the entity. These are considered to be exceptional in nature; and

•	other items which are material and considered to be non-recurring in nature and/or are not as a result of the trading activities of the business.

If provisions have been made for exceptional items in previous years, any reversal of these provisions is treated as exceptional.

Exceptional items for the current and prior period are disclosed in note 4.

Gross margin

The ratio of gross profit to revenue. Gross margin is used by management for assessing segment performance and it is a key performance indicator for the Group. A reconciliation of gross margin is provided below:

	2021			Restated 2020
	Gross profit $m	Revenue $m	Gross margin %	Gross profit $m	Revenue $m	Gross margin %
Continuing operations	3,093	10,309	30.0	2,987	9,893	30.2

Trading profit/underlying trading profit and trading margin/underlying trading margin

Trading profit is defined as operating profit before exceptional items and amortization of acquired intangible assets. Trading profit is used as a performance measure because it excludes costs and other items that do not form part of the trading business. Underlying trading profit is defined as trading profit excluding the impact of IFRS 16 and is used as the measure of segment performance.

Trading margin is the ratio of trading profit to revenue and is used to assess profitability and is a key performance indicator for the Group. Underlying trading margin is the ratio of underlying trading profit to revenue and is used to assess segment profitability.

A reconciliation of underlying trading profit and trading profit to statutory operating profit for continuing operations is provided below:

	2021	Restated 2020
	$m	$m
Underlying trading profit	837	746
Impact of IFRS 16	38	35

Trading profit	875	781

Amortization of acquired intangible assets	(60)	(51)
Exceptional items	(4)	(11)

Operating profit	811	719

Revenue, trading profit/underlying trading profit and trading margin/underlying trading margin are reconciled below. For information on our reportable segments see note 3.

	2021
	Revenue $m	Trading profit/(loss) $m	Impact of IFRS 16 $m	Underlying trading profit/(loss) $m	Trading margin %	Underlying trading margin %
USA	9,704	860	(37)	823	8.9	8.5
Canada	605	37	(1)	36	6.1	6.0
Central and other costs	—	(22)	—	(22)	—	—

Continuing operations	10,309	875	(38)	837	8.5	8.1

	Restated 2020
	Revenue $m	Trading profit/(loss) $m	Impact of IFRS 16 $m	Underlying trading profit/(loss) $m	Trading margin %	Underlying trading margin %
USA	9,318	774	(34)	740	8.3	7.9
Canada	575	30	(1)	29	5.2	5.0
Central and other costs	—	(23)	—	(23)	—	—

Continuing operations	9,893	781	(35)	746	7.9	7.5

Adjusted EBITDA

Adjusted EBITDA is operating profit before charges/credits relating to depreciation, amortization, impairment, exceptional items and the impact of IFRS 16. Adjusted EBITDA is used in the net debt to adjusted EBITDA ratio to assess the appropriateness of the Group’s financial gearing and excludes IFRS 16 in line with the requirements of the Group’s debt covenants. A reconciliation of statutory profit for the period to adjusted EBITDA is provided below:

	2021			Restated 2020
	Continuing $m	Discontinued $m	Group $m	Continuing $m	Discontinued $m	Group $m
Profit for the period attributable to shareholders of the Company	607	(149)	458	458	9	467
Exceptional items (net of tax)	6	188	194	9	7	16
Tax	130	13	143	172	9	181
Share of (profit)/loss after tax of associates	(1)	—	(1)	1	—	1
Impairment of interests in associates	—	—	—	22	—	22

Net finance costs	73	2	75	68	1	69
Amortization of acquired intangible assets	60	3	63	51	9	60

Trading profit	875	57	932	781	35	816
Impact of IFRS 16	(38)	(8)	(46)	(35)	—	(35)

Underlying trading profit	837	49	886	746	35	781
Depreciation and impairment of property, plant and equipment	65	6	71	68	10	78
Amortization of non-acquired intangible assets	16	2	18	14	3	17

Adjusted EBITDA	918	57	975	828	48	876

Effective tax rate

The effective tax rate is the ratio of the adjusted tax charge to adjusted profit before tax and is used as a measure of the tax rate of the underlying business.

	2021 $m	Restated 2020 $m
Tax charge in relation to continuing operations	(132)	(170)
Deduct: tax credit on the amortization of acquired intangible assets	(15)	(13)
Add back/(deduct): tax charge/(credit) on exceptional items	2	(2)
(Deduct)/add back: non-recurring tax items	(55)	4

Adjusted tax charge	(200)	(181)

Profit before tax and exceptional items from continuing operations	743	639
Add back: amortization of acquired intangible assets	60	51
Add back: impairment of interests in associates	—	22

Adjusted profit before tax	803	712

Effective tax rate	24.9%	25.4%

Adjusted profit before tax means profit before tax, exceptional items, amortization of acquired intangible assets and impairments of interests in associates. Adjusted tax is the tax expense arising on adjusted profit before tax.

The non-recurring tax items comprises a $59 million (2020 restated: $nil) release of provisions against uncertain tax positions following the closure of tax audits in the USA offset by a $4 million charge (2020 restated: $4m charge) for other adjusting items.

Headline profit after tax and headline earnings per share

Headline profit after tax is calculated as the profit from continuing operations after tax, before charges for amortization of acquired intangible assets and impairments of interests in associates net of tax, exceptional items net of tax and non-recurring tax relating to changes in tax rates and other adjustments. The Group excludes amortization and impairment of acquired intangible assets to improve the comparability between acquired and organically grown operations, as the latter cannot recognize internally generated intangible assets.

Headline earnings per share is the ratio of headline profit after tax to the weighted average number of ordinary shares in issue during the period, excluding those held by the Employee Benefit Trusts and those held by the Company as Treasury shares. Headline earnings per share is used for the purpose of setting remuneration targets for Executive Directors and other senior executives. See reconciliation in note 9.

Net debt

Net debt excluding lease liabilities comprises cash and cash equivalents, bank overdrafts, bank and other loans and derivative financial instruments. The Group uses net debt excluding lease liabilities, which excludes lease liabilities under IFRS 16, to be consistent with adjusted EBITDA in line with the requirements of the Group’s debt covenants. For this reason the Group uses the term net debt to refer to net debt excluding lease liabilities unless otherwise stated. Net debt is a good indicator of the strength of the Group’s balance sheet position and is used by the Group’s debt providers. See reconciliation in note 12.

3. Segmental analysis

The Group’s reportable segments have been determined on the same basis as, and are consistent with, those disclosed in the Annual Report and Accounts for the financial year ended July 31, 2020. The Group disposed of its UK business on January 29, 2021. The UK results have been reclassified to discontinued operations and the prior year comparative results have been restated.

The Group’s business is not highly seasonal and the Group’s customer base is highly diversified, with no individually significant customer.

The changes in revenue and underlying trading profit for continuing operations between the period ended January 31, 2020 and January 31, 2021 include changes in exchange rates, acquisitions, trading days and organic change.

An analysis of the change in revenue by reportable segment for continuing operations is as follows:

	Restated 2020 $m	Exchange $m	Acquisitions $m	Trading days $m	Organic change $m	2021 $m
USA	9,318	—	153	(75)	308	9,704
Canada	575	7	—	(9)	32	605
Continuing operations	9,893	7	153	(84)	340	10,309

An additional disaggregation of revenue by end market for continuing operations is as follows:

	2021 $m	Restated 2020 $m
Residential	5,427	4,871
Commercial	3,016	3,071
Civil/Infrastructure	645	643
Industrial	616	733

USA	9,704	9,318
Canada	605	575

Continuing operations	10,309	9,893

An analysis of the change in underlying trading profit/(loss) by reportable segment for continuing operations is as follows:

	Restated 2020 $m	Exchange $m	Acquisitions $m	Trading days $m	Organic change $m	2021 $m
USA	740	—	6	(16)	93	823
Canada	29	—	—	(1)	8	36

Total reportable segments	769	—	6	(17)	101	859
Central and other costs	(23)	(1)	—	—	2	(22)

Continuing operations	746	(1)	6	(17)	103	837

Underlying trading profit/(loss) (note 2) is the Group’s measure of segment performance in 2021 and 2020. The reconciliation between underlying trading profit/(loss), trading profit/(loss) and operating profit/(loss) by reportable segment for continuing operations is as follows:

	2021						Restated 2020
	Underlying trading profit/ (loss) $m	Impact of IFRS 16 $m	Trading profit/ (loss) $m	Exceptional items $m	Amortization of acquired intangible assets $m	Operating profit/ (loss) $m	Underlying trading profit/ (loss) $m	Impact of IFRS 16 $m	Trading profit/ (loss) $m	Exceptional items $m	Amortization of acquired intangible assets $m	Operating profit/ (loss) $m
USA	823	37	860	5	(60)	805	740	34	774	—	(50)	724
Canada	36	1	37	2	—	39	29	1	30	—	(1)	29

Total reportable segments	859	38	897	7	(60)	844	769	35	804	–	(51)	753

Central and other costs	(22)	—	(22)	(11)	—	(33)	(23)	—	(23)	(11)	—	(34)

Group	837	38	875	(4)	(60)	811	746	35	781	(11)	(51)	719

Net finance costs						(73)						(68)
Share of profit/(loss) after tax of associates						1						(1)
Impairment of interests in associates						—						(22)

Profit before tax						739						628

Other information on assets and liabilities by segment is set out in the table below:

	January 31, 2021			Restated January 31, 2020
	Segment assets $m	Segment liabilities $m	Segment net assets/ (liabilities) $m	Segment assets $m	Segment liabilities $m	Segment net assets/ (liabilities) $m
USA	9,864	(4,365)	5,499	9,257	(3,985)	5,272
Canada	614	(257)	357	594	(252)	342

Total reportable segments	10,478	(4,622)	5,856	9,851	(4,237)	5,614

Central and other costs	26	(217)	(191)	213	(126)	87
Discontinued operations	4	(11)	(7)	1,197	(765)	432
Tax assets and liabilities	218	(286)	(68)	162	(246)	(84)
Net cash/(debt)	1,753	(2,850)	(1,097)	797	(2,741)	(1,944)

Group assets/(liabilities)	12,479	(7,986)	4,493	12,220	(8,115)	4,105

4. Exceptional items

Exceptional items included in profit before tax from continuing operations are analysed by purpose as follows:

	2021 $m	Restated 2020 $m
Business restructuring	7	—
Other exceptional items	(11)	(11)

Total included in profit before tax	(4)	(11)

Other exceptional items predominantly relate to the Group’s listing in the USA.

Discontinued exceptional items are explained in note 7.

5. Net finance costs

	2021 $m	Restated 2020 $m

Finance income	4	4

Interest cost on borrowings	(54)	(49)
Lease liability expense	(22)	(25)
Net interest (expense)/income on defined benefit obligations	(1)	2

Finance costs	(77)	(72)

Total net finance costs	(73)	(68)

6. Tax

The tax charge on continuing operations for the half year has been calculated by applying the expected full year rate to the half year results with specific adjustments for items that distort the rate (amortization and impairment of acquired intangible assets, share of profit/loss and impairment of interests in associates, exceptional items and non-recurring tax items). The tax charge for the period comprises:

	2021 $m	Restated 2020 $m
Current tax charge	(122)	(145)
Deferred tax charge: origination and reversal of temporary differences	(10)	(25)

Total tax charge	(132)	(170)

The total tax charge includes an adjusted tax charge of $200 million (2020 restated: $181 million). This equates to an effective tax rate of 24.9 per cent (2020 restated: 25.4 per cent) on the adjusted profit before tax of $803 million (2020 restated: $712 million). See note 2 for reconciliation.

The deferred tax charge of $10 million (2020 restated: $25 million) does not include any amount (2020 restated: $nil) resulting from changes in tax rates.

The current tax charge includes a release of provisions against uncertain tax positions following the closure of tax audits in the USA. This release provides a one off credit of $59 million (2020 restated: $nil) and is treated as an adjusting item.

On March 3, 2021, the UK government announced an intention to increase the UK corporation tax rate to 25 per cent with effect from April 1, 2023. If enacted this will have an immaterial impact on the value of our UK deferred tax balances and the tax charged on UK profits generated from 2023.

7. Discontinued operations

The Group disposed of the shares in its UK business Wolseley UK Limited on January 29, 2021. In accordance with IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, the disposal group has been presented as a discontinued operation.

The results from discontinued operations, which have been included in the Group income statement, are set out below.

	2021			Restated 2020
	Before exceptional items $m	Exceptional items $m	Total $m	Before exceptional items $m	Exceptional items $m	Total $m
Revenue	1,138	—	1,138	1,073	—	1,073
Cost of sales	(879)	—	(879)	(816)	(2)	(818)

Gross profit	259	—	259	257	(2)	255
Operating costs:
loss on disposal of businesses	—	(362)	(362)	—	(1)	(1)
other	(205)	174	(31)	(231)	(4)	(235)

Operating costs	(205)	(188)	(393)		(231)	(5)	(236)

Operating (loss)/profit	54	(188)	(134)		26	(7)	19
Finance costs	(2)	—	(2)		(1)	—	(1)

(Loss)/profit before tax	52	(188)	(136)		25	(7)	18
Tax	(13)	—	(13)		(9)	—	(9)

(Loss)/profit from discontinued operations	39	(188)	(149)		16	(7)	9

Basic (loss)/earnings per share			(66.5	)c			4.0c
Diluted (loss)/earnings per share			(66.1	)c			4.0c

The discontinued exceptional loss on disposal of businesses in 2021 comprises a loss on disposal of the UK business of $370 million generated from the recycling of cumulative translation adjustments and a gain on a prior year disposal of $8 million.

The discontinued exceptional other operating cost items in 2021 comprises a $63 million impairment of assets held for sale relating to the sale of the UK business, a $235 million gain from the recycling of cumulative translation adjustments following the abandonment of former Group financing companies and a $2 million release relating to UK business restructuring in prior years.

The discontinued exceptional items in 2020 relate predominantly to business restructuring costs incurred in the UK and includes $2 million charged to cost of sales for inventory write downs.

During the period, discontinued operations generated cash of $32 million (2020: $63 million) in respect of operating activities, generated $415 million (2020: used $58 million) in respect of investing activities, which includes $405 million (2020: nil) of net cash inflow from the disposal of businesses, and used $19 million (2020: $17 million) in respect of financing activities.

8. Dividends

	2021 $m	2020 $m
Amounts recognized as distributions to equity shareholders:
Final dividend for the year ended July 31, 2019: 145.1 cents per share	—	327
Final dividend for the year ended July 31, 2020: 208.2 cents per share	467	—

Dividends paid	467	327

Since January 31, 2021, the Directors proposed an interim dividend of 72.9 cents per share (2020: nil cents per share) and a special dividend of 180 cents per share. These are not included as a liability in the balance sheet at January 31, 2021.

Dividends were declared in US dollars and paid in both pounds sterling and US dollars. For those shareholders paid in pounds sterling, the exchange rate used to translate the declared value was set in advance of the payment date. As a result of foreign exchange rate movements between these dates, the total amount paid (shown in the Group condensed consolidated cash flow statement) may be different to that stated above.

9. Earnings per share

	2021			Restated 2020
	Earnings $m	Basic earnings per share cents	Diluted earnings per share cents	Earnings $m	Basic earnings per share cents	Diluted earnings per share cents
Profit from continuing and discontinued operations attributable to shareholders of the Company	458	204.6	203.3	467	206.7	205.5
Loss/(profit) from discontinued operations	149	66.5	66.1	(9)	(4.0)	(4.0)

Profit from continuing operations	607	271.1	269.4	458	202.7	201.5
Non-recurring tax (credit)/charge relating to changes in tax rates and other adjustments (note 2)	(55)	(24.6)		4	1.8
Amortization of acquired intangible assets and impairment of interests in associates (net of tax)	45	20.1		60	26.6
Exceptional items (net of tax)	6	2.7		9	4.0

Headline profit after tax from continuing operations	603	269.3		531	235.1

The weighted average number of ordinary shares in issue during the period, excluding those held by Employee Benefit Trusts and those held by the Company as Treasury shares, was 223.9 million (2020: 225.9 million). The impact of all potentially dilutive share options on earnings per share would be to increase the weighted average number of shares in issue to 225.3 million (2020: 227.3 million).

10. Intangible assets, right of use assets and property, plant and equipment

		Other intangible assets
	Goodwill $m	Other acquired intangible assets $m	Software $m	Total $m	Right of use assets $m	Property, plant and equipment $m	Total tangible, intangible and right of use assets $m
Net book value at August 1, 2020	1,721	380	141	521	1,111	1,389	4,742
Acquisition of businesses	128	37	—	37	12	8	185
Additions	—	—	32	32	43	100	175
Amortization and depreciation	—	(63)	(18)	(81)	(132)	(71)	(284)
Disposals, reclassification to held for sale and remeasurements	(56)	(14)	(20)	(34)	(111)	(138)	(339)
Exchange rate adjustment	8	2	1	3	9	4	24

Net book value at January 31, 2021	1,801	342	136	478	932	1,292	4,503

The net book value of goodwill at January 31, 2021 comprised $1,838 million cost and $37 million of accumulated impairment losses (July 31, 2020: $1,861 million and $140 million respectively).

11. Reconciliation of profit to cash generated from operations

Profit for the period is reconciled to cash generated from operations as follows:

	2021 $m	2020 $m
Profit for the period	458	467
Net finance costs	75	70
Share of (profit)/loss after tax of associates	(1)	1
Impairment of interests in associates	—	22
Tax charge	145	179
Loss on disposal and closure of businesses and impairment of assets held for sale	190	—
Amortization of acquired intangible assets	63	60
Amortization of non-acquired intangible assets	18	17
Depreciation and impairment of property, plant and equipment	71	78
Depreciation of right of use assets	132	131
Profit on disposal of property, plant and equipment and assets held for sale	(2)	—
Increase in inventories	(440)	(106)
Decrease in trade and other receivables	19	281
Increase/(decrease) in trade and other payables	63	(556)
Decrease in provisions and other liabilities	(78)	(29)
Share-based payments	26	21

Cash generated from operations	739	636

12. Reconciliation of opening to closing net debt

	Cash and cash equivalents $m	Bank overdrafts $m	Total cash, cash equivalents and bank overdrafts $m	Derivative[1] financial instruments $m	Loans[1] $m	Net debt excluding lease liabilities $m	Lease[1] liabilities $m	Net debt including lease liabilities $m
At August 1, 2020	2,115	(248)	1,867	39	(2,918)	(1,012)	(1,355)	(2,367)
Cash movements
Proceeds from loans and derivatives			—	(4)	—	(4)	—	(4)
Repayments of loans			—	—	281	281	—	281
Lease liability capital payments			—	—	—	—	156	156
Interest paid on lease liabilities			—	—	—	—	24	24
Changes in net debt due to disposal of businesses			(27)	—	—	(27)	133	106
Changes in net debt due to acquisition of businesses			11	—	—	11	—	11
Other cash flows			(336)	—	—	(336)	—	(336)
Non-cash movements
Lease liability additions			—	—	—	—	(45)	(45)
Discount unwinding on lease liabilities			—	—	—	—	(24)	(24)
Changes in lease liabilities due to acquisition of businesses			—	—	—	—	(12)	(12)
Fair value and other adjustments			—	(7)	8	1	(15)	(14)
Exchange movements			(13)	2	—	(11)	(9)	(20)

At January 31, 2021	1,723	(221)	1,502	30	(2,629)	(1,097)	(1,147)	(2,244)

1.	Liabilities from financing activities.

13. Acquisitions

The Group acquired the following businesses in the period ended January 31, 2021. All of these businesses are engaged in the distribution of plumbing and heating products. These transactions have been accounted for by the purchase method of accounting.

Name	Date of acquisition	Country of incorporation	Shares/asset deal	Acquired %
Old Dominion Supply, Inc.	October 2020	USA	Shares	100%
Atlantic Construction Fabrics, Inc.	November 2020	USA	Assets	100%
Nova Wildcat Amerock Holdings, Inc.	January 2021	USA	Shares	100%
Clarksville Lighting and Appliance, LLC	January 2021	USA	Assets	100%

The assets and liabilities acquired and the consideration for all acquisitions in the period are as follows:

	2021 $m	2020 $m
Intangible assets
– Customer relationships	27	53
– Trade names and brands	7	12
– Other	3	1
Right of use assets	12	17
Property, plant and equipment	8	2
Inventories	27	19
Trade and other receivables	30	29

Cash, cash equivalents and bank overdrafts	11	5
Trade and other payables	(20)	(14)
Current tax	—	3
Lease liabilities	(12)	(17)
Provisions	—	(2)

Deferred tax	(4)	(18)

Total	89	90
Goodwill arising	128	46

Consideration	217	136

Satisfied by:
Cash	206	127
Deferred consideration	11	9

Total consideration	217	136

The fair value adjustments are provisional figures, being the best estimates currently available. For the acquisition of Nova Wildcat Amerock Holdings, Inc. the fair value adjustments have not been completed, primarily related to the valuation of intangible assets, due to the proximity of the acquisition closing date to the reporting period end. Amendments may be made to these figures in the 12 months following the date of acquisition when additional information is available for some of the judgemental areas.

The goodwill arising on these acquisitions is attributable to the anticipated profitability of the new markets and product ranges to which the Group has gained access and to additional profitability and operating efficiencies in respect of existing markets.

The acquired businesses contributed $36 million to revenue, $2 million to trading profit, $2 million loss to the Group’s operating profit, $3 million loss to the Group’s profit before tax and $2 million loss to the Group’s profit after tax for the period between the date of acquisition and the balance sheet date. If each acquisition had been completed on the first day of the financial year, continuing revenue would have been $10,378 million, continuing trading profit would have been $884 million, continuing operating profit would have been $815 million, continuing profit before tax would have been $740 million and continuing profit after tax would have been $608 million.

The net outflow of cash in respect to the purchase of businesses is as follows:

	2021 $m	2020 $m
Purchase consideration	206	127
Deferred and contingent consideration in respect of prior year acquisitions	29	19

Cash consideration	235	146
Cash, cash equivalents and bank overdrafts acquired	(11)	(5)

Net cash outflow in respect of the purchase of businesses	224	141

14. Disposals

On January 29, 2021, the Group disposed of the shares in its UK business Wolseley UK Limited. There were no other disposals in the period ended January 31, 2021.

The Group recognized a total loss on disposals in the period of $362 million (2020: loss of $1 million), which is comprised of a loss on the current period disposal of the UK business of $370 million (2020: $nil) and a gain on a prior year disposal of $8 million (2020: loss of $1 million). The loss is reported within discontinued operations.

The loss on current period disposal is as follows:

2021 $m
Consideration received	422
Net assets disposed of	(390)
Disposal costs and provisions	(32)
Recycling of deferred foreign exchange losses	(370)

Current period loss on disposal	(370)

Net assets disposed of were held in assets and liabilities held for sale.

The net inflow of cash in respect of disposals of businesses reported within discontinued operations is as follows:

	2021 $m	2020 $m
Cash consideration received for current period disposals (net of cash disposed of)	395	—
Cash consideration received in respect of prior year disposals	17	—
Disposal costs paid	(7)	—

Net cash inflow in respect of disposals of businesses	405	—

15. Related party transactions

In the period ended January 31, 2021, the Group purchased goods and services on an arm’s length basis totalling $10 million (2020: $9 million) from and owed $nil (2020: $nil) in respect of these goods and services to two companies that are controlled by another company in respect of which one of the Group’s Non Executive Directors is the chief executive officer.

There are no other material related party transactions requiring disclosure under IAS 24 “Related Party Disclosures” other than compensation of key management personnel which will be disclosed in the Group’s Annual Report and Accounts for the year ending July 31, 2021.

16. Borrowings, financial instruments and financial risk management

	January 31, 2021			January 31, 2020
	Current $m	Non-current $m	Total $m	Current $m	Non-current $m	Total $m
Bank overdrafts	221	—	221	287	—	287

Bank loans	—	—	—	150	—	150
Senior unsecured loan notes	—	2,629	2,629	285	2,019	2,304

Total loans	—	2,629	2,629	435	2,019	2,454

Total borrowings	221	2,629	2,850	722	2,019	2,741

At January 31, 2021, the Group has total available facilities, excluding bank overdrafts, of $4,829 million (2020: $3,939 million), of which $2,629 million is drawn and $2,200 million is undrawn (2020: $2,454 million and $1,485 million respectively). The Group does not have any debt factoring or supply chain financing arrangements.

The senior unsecured loan notes have an estimated fair value of $2,936 million (2020: $2,495 million).

Included in bank overdrafts at January 31, 2021 is an amount of $221 million (2020: $219 million) which is part of the Group’s cash pooling arrangement where there is an equal and opposite balance included within cash and cash equivalents. The amounts are subject to a master netting arrangement.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The fair value of financial instruments that are not traded in an active market (such as over-the-counter derivatives) is determined by using valuation techniques including net present value calculations. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves. The fair value of foreign exchange swaps has been calculated as the present value of the estimated future cash flows based on observable future foreign exchange rates.

The Group’s other financial instruments are measured on bases other than fair value. Other receivables include an amount of $63 million (2020: $73 million) which has been discounted at a rate of 1.6 per cent (2020: 1.6 per cent) due to the long-term nature of the receivable. Other current assets and liabilities are either of short maturity or bear floating rate interest and so their fair values approximate to book values.

The Group is exposed to risks arising from the international nature of its operations and the financial instruments which fund them, in particular to foreign currency risk, interest rate risk and liquidity risk. Full details of the Group’s policies for managing these risks are disclosed in the Group’s Annual Report and Accounts for the financial year ended July 31, 2020. Since the date of that report, there have been no significant changes in:

•	the nature of the financial risks to which the Group is exposed;

•	the nature of the financial instruments which the Group uses; or

•	its contractual cash outflows.

17. Subsequent events

An additional US listing of ordinary shares on the New York Stock Exchange became effective on March 8, 2021.

Taking into account the Group’s prospects and strong financial position, the Board has announced that it intends to buy back up to $400 million of its shares over the next 12 months.

18. Exchange rates

Exchange rates (equivalent to $1)	2021	2020
Pounds sterling
Income statement (average rate for the six months to January 31)	0.76	0.79
Balance sheet (rate at January 31)	0.73	0.76
Balance sheet (rate at July 31)		0.76
Canadian dollars
Income statement (average rate for the six months to January 31)	1.30	1.32
Balance sheet (rate at January 31)	1.28	1.32
Balance sheet (rate at July 31)		1.34